EAST ENERGY CORP.

2772 – 1055 West Georgia Street

P.O. Box 11176

Vancouver, B.C.   V6E 3R5

Tel:  604 – 688-0939          Fax:  604 – 684-7322

July 17, 2008

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549 – 7010

Re:

East Energy Corp.

Withdrawal of Form 15 - Certification of termination of registration under Section 12(g) of the Exchange Act or notice of suspension of duty to file reports under Sections 13 and 15(d) of the Exchange Act

Filed July 3, 2008

File No. 000-52858

Ladies and Gentleman:

East Energy Corp. is hereby withdrawing its Certification of termination of registration under Section 12(g) of the Exchange Act or notice of suspension of duty to file reports under Sections 13 and 15(d) of the Exchange Act on Form 15 filed with the Commission on July 3, 2008.

Upon further review, East Energy has determined that it inadvertently filed the Form 15 under the Edgar heading Form 15F instead of Form 15.

Should you have any questions, please contact the Company’s U.S. counsel, Mr. Daniel Eng at 916-752-1553.

Yours truly,

East Energy Corp.

/s/ Howard Ratti

Howard Ratti

President